Exhibit 99.1

 Dawn of early detection healthcare  Investor PresentationSeptember 2020    1

 Disclaimers Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the Company or any director, employee, agent, or adviser of the Company. This presentation does not purport to be all inclusive or to contain all of the information about the Company. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy the Company's securities, nor shall there be any sale of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.Forward-Looking Information StatementStatements contained in this presentation concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact are “forward-looking statements.” These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “project,” “forecast,” “seek,” “will,” “may,” “should,” “could,” “would” or similar expressions. Although Nanox believes that the expectations and assumptions reflected in these statements are reasonable, these expectations or forecasts of future performance may not prove to be correct. Forward-looking statements are subject to many risks and uncertainties, and actual results may differ materially from the results discussed in forward-looking statements. The following are among the important factors that could cause actual results to differ materially from the forward-looking statements: risks related to Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-Ray source technology and the Nanox.ARC from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; the market acceptance of the Nanox.ARC and the proposed pay-per-scan business model; Nanox’s expectations regarding collaborations with third-parties and their potential benefits; Nanox’s ability to conduct business globally; the impact of general economic conditions, general conditions in the medical technology and imaging industries; the impact of the COVID-19 pandemic on the Company's business operations; changes in the global and regional regulatory environments in the jurisdictions in which Nanox does or plans to do business; and market volatility, fluctuations in costs and changes to the competitive environment, among others. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. Other risks and uncertainties of which Nanox is not currently aware may also affect these forward-looking statements. The reader should not place undue reliance on any forward-looking statements included in this presentation. These statements speak only as of the date made and Nanox is under no obligation and disavows any obligation to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation.These risks and uncertainties are described more fully under the caption ”Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Other risks and uncertainties of which the Company is not currently aware may also affect Company’s forward-looking statements. The reader should not place undue reliance on any forward-looking statements included in this presentation. These statements speak only as of the date made and the Company is under no obligation and disavows any obligation to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation.Market and Industry Data and Customer InformationThis presentation has been prepared by Nanox and includes market data and other information from sources believed by us to be reliable. For example, industry and market data, including our own research, and surveys or industry publications and surveys as well as public information about our customers and discussion with them. Some data are also based on our good-faith estimates, which are derived from Nanox’s review of internal sources as well as the other sources described above. Although Nanox believes these sources are reliable, Nanox has not independently verified the information is accurate and complete. As a result, you should be aware that market share, ranking and other similar data set forth in this presentation, and estimates and beliefs based on such data may not be reliable.

nanox

Nanox in a glance

The What

Nanox aims to build a global infrastructure for medical imaging

Utilizing innovative, patent protected and disruptive technology, Nanox can offer medical technology that expands access, resulting in better outcomes and lower costs.

Until today, technology was the barrier to medical imaging availability.

Nanox believes it has broken that barrier.

With global execution starting this year Nanox invites partners to join the potentially next revolution in preventive healthcare.

Unmet need

Massive deficit of medical imaging systems due to high system costs



2/3 of the world population has no access to medical imaging.

Weeks and months of wait times for radiology diagnostics results.

Game changing tech

A novel digital X-Ray source replacing an analog X-Ray that has been used for over 100 years enables significant cost reduction

A new breed of medical imaging infrastructure that can be deployed in mass due to significantly lower costs and small footprint coupled with a radiology services cloud platform



Upcoming Milestones

We are targeting several near term value catalysts such as FDA approval and commercialization

Q1 2021:
- Deals signed
- FDA approved
- First units shipped

2021-2024:
- Manufacturing ramp-up
- Global deployments
- 15,000 units deployed and operational

Disruptive business model

Executed contracts for 5,150 units pending regulatory approvals

Medical Screening as a Service (MSaaS) opens a recurring revenue model that has the potential to provide substantial revenues

Planning global mass deployment of 15,000 systems with a Pay-per-Scan subscription model

See slide 25 for full detail and assumptions

ILLUSTRATIVE MODEL

POTENTIAL ANNUSL RECURRING REVENUE ASSUMING THE 5,150 CONTRACTED UNITS ARE DEPLOYED AND OPERATIONAL


$1,192,000,000
$397,000,000
$139,000,000
7
20
60
SCANS PER DAY



Strategic Shareholders

FUJI FOXCONN SK telecom

Exceptionally seasoned execution team

Healthcare and technology veterans from companies like GE, Philips, and highly successful, game-changing technology entrepreneurs

 Preventive screening        OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY     4  Early detection is key to preventive healthcare. Treatable conditions, such as cancer, cardiovascular failures and others are often diagnosed too late.

 Early detection remains theoretical       2/3 of the world’s population have no access to medical imagingThe majority of the remaining 1/3 suffer from weeks and months of wait time for access to medical scanners and diagnostic results.    OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   5

 Why?    Medical imaging systems are too expensive and complex for mass deployment.     OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   6

 The key inhibitor   Wilhelm Conrad Röntgen    X-Ray source technology has not changed since its discovery over 120 years ago     OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   7

nanox

The hot cathode

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- SUMMARY

37



X-Ray
Electrons

Modern day X-Ray tube
Analog X-Ray source

Heats up a metal filament to **2,000° Celsius** to produce the electron streams necessary for X-Ray emission

 Main contributor to high-cost of imaging systems    The legacy analog X-Ray source       Requires extremely high-voltage, complex mechanics and special cooling to produce the electrons needed for X-Ray emission, resulting in an average $150,000 cost for the source alone       OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   9

   The Nanox paradigm   A fundamental technological change in the X-Ray source   Which we expect will enable significantly higher availability of imaging services                     Driving higher rates of medical prevention through early-detection.    Will result in lower cost and smaller imaging systems    OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   10

 Introducing the novel Nanox X-Ray source   Novel silicon-based, low voltage, nano-scale cold cathode  X-Ray Reimagined     Generating the electrons streams needed for X-Ray via cold field-emission technology     OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   11

nanox

Nanox MEMs X-Ray source

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- Technology originally developed by Sony and its partners to achieve a higher quality image for screens and monitors
- Sony invested substantial resources in the development of this technology for over a decade
- After acquiring the technology, our Japanese-Israeli team invested over 8 years developing a source for the medical imaging industry based on this technology
- Nanox-owned manufacturing facilities in Japan
- Signed agreement with SK Telecom for collaboration on a new Korean factory to increase Nanox MEMs production capacity
- Mature and optimized proprietary technology and production process with an exceptionally high-yield
- Strong IP portfolio with patents granted in USA, Israel, Japan and pending globally



NANOX CLEAN ROOM (JAPAN)



NANOX WAFER

 Tech transformation       To  From          One metal filament heated to 2,000° Celsius requiring special cooling and rotation mechanics  100 Million nano-cones field on a silicon chip emitting digitally controlled electron streams under low voltage    OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY     13

   The Nanox tube        Commercially available Digital X-Ray source   The Nanox SiliconMEMs cold cathode     OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   14

   The Nanox tube  Substantially more cost effective    LEGACY TUBE  NANOX  $150,000 average cost  ~$100 estimated cost in mass-production  Significantly smaller     OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   15

nanox

Enabling a system-level quantum leap

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From



Analog
Large and complex
Costs millions of dollars

To



Digital
Small footprint
Costs tens of thousands of dollars

 Footprint practicalities         OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   17

 Clinical quality imaging      Nanox I kVp: 50  I  mAs: 0.4   I   Philips I kVp: 55  I  mAs: 4.0        kVp - Kilovolt Peak. kVp is the component that controls the X-Ray penetration strength and subsequently QUALITY of the X-Ray beam produced. It is also what controls the CONTRAST or GRAY SCALE in the produced X-Ray film. The Higher the kVP the LOWER the CONTRAST.  mAs - MilliAmps per Second. This parameter controls the QUANTITY or the AMOUNT of X-Ray photons produced. This is also what dictates the radiation dose. The higher the mAs the higher the radiation exposure.    OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY     18

 Clinical quality imaging       SHOULDER  NANOX X-Ray TUBE40Kv, 2.5mA        3D Image Reconstruction    OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   19

 A new breed of medical imaging systems at a fraction of the cost potentially revolutionizing global availability     37  The Nanox.ARC 3D computerized tomosynthesis     OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY     20

nanox

Regulatory clearance

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FDA

- We expect to take a multi-step approach to the regulatory clearance process:
  - Submitted a 510(K) application in January 2020 relating to a single digital X-ray source version of the Nanox.ARC
  - Received an additional information request in March 2020, which we responded to in September 2020
  - Plan to submit an additional 510(k) application with respect to the multiple-source Nanox.ARC which, if cleared, will be our commercial imaging system
  - We do not believe the Nanox X-ray source (the core component of the Nanox.ARC) will require a separate regulatory approval or clearance because the source is a Class 1 device, which is exempt from the 510(k) application process
- If cleared, we plan to deploy the first Nanox.ARC in the first half of 2021

CE and ROW

- CE submission and clearance expected in H1 2021
- Majority of ROW countries accept FDA and CE as a reference for local clearance
- Other countries will require separate submissions



ADVISORS

Greenleaf Health

Daniel Schultz, MD, F.A.C.S.

Former Director of the Center for Devices and Radiological Health (CDRH) at FDA

Our plan

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Disrupt the imaging market with a global service infrastructure for medical imaging

- Increase significantly medical imaging availability
- Deploy 15,000 units globally by YE2024 subject to Company financing & regulatory clearance
- Invest CAPEX and own the systems
- Operate a Pay-per-Scan, MSaaS business model
- Generate substantial recurring revenue stream once fully deployed nanox

Timeline and key milestones

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2012 - 2019

8 years

Development of the Nanox X-Ray Source



Development of the Nanox.ARC



June 2019

Strategic collaboration with FUJI

Strategic collaboration with SK Telecom

2020

January

Secures $20M investment from strategic investors, including Foxconn

Submits 510(k) application of the Nanox.ARC 1

FOXCONN

Manufacturing agreement with Foxconn ensures manufacturing quality and consistency

H1

Signs pre-sale agreements for deployment of thousands of units with guaranteed substantial minimum annual service fees for at least 3 years from full deployment

Industrial Alliance, SK Telecom and private investors invest $59M.

H2

Anticipate signing of additional pre-sale deals globally with minimum annual service fees

2021-2024

from H1 2021

Ramp-up of manufacturing and systems deployments



Expected recurring revenue stream

H1

Anticipated FDA approval of 510(k) submission

First units expected to be manufactured and shipped

2024

Approx. 15,000 units expected to be deployed and operational globally

   Addressable market     We sell medical imaging availability We expect to provide systems to market segments existing X-Ray vendors don’t target We target Urgent Care units (over 9,600 in the US alone), outpatient clinics, rural areas, countries with limited medical imaging availability (India, China, Africa…)We believe the CAPEX market of HMOs, hospitals and medical centers will migrate to an OPEX service-based model over time Nanox is pioneering this model today For certain medical imaging market participants, we plan to tailor our X-Ray source technology to their specific imaging systems and we expect to charge a one-time licensing fee upfront and receive recurring royalty payments for each system sold  We do not compete over market share, we expand the total market       HMOs, hospitals, medical imaging centers      Expansion of the $21 Billion global medical imaging market through shift from CAPEX to MSaaS model  The X-Ray-based imaging market 2021-2024   Nanox addresses the market segments legacy vendors do not traditionally sell to   Urgent Care units, outpatient clinics, nursing homes etc.     OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   24

nanox

Flexible business model to drive adoption

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MSaaS

ILLUSTRATIVE MODEL

POTENTIAL ANNUAL RECURRING REVENUE ASSUMING THE 5,150 CONTRACTED UNITS ARE DEPLOYED AND OPERATIONAL


$1,192,000,000
$397,000,000
$139,000,000
7
20
60
SCANS PER DAY

At 20 scans per day, and $14 per scan revenue to NANOX and 23 days per month, the MSaaS model potentially generates over $397 Million in recurring revenues annually

Scans per day - LEGEND

- 7 - Minimum scans per day per system
- 20 - Nanox operational objective
- 60 - Estimated current global average

Pricing model & minimum annual service fee

- Pay-per-scan service business model
- Nanox covers CAPEX investment of systems and deployment
- **$40 total cost per scan as a global average based on current contracts**
- **Nanox revenue $14 (out of the $40) per scan based on current contracts**
- Contracting regional service providers for marketing and operation of the service
- Current contracts provide a minimum annual service fee for 7 scans per day per system against regional exclusivity

- Total number of systems deployed may vary as per financing and final unit cost
- Price-per-scan will vary based on regional economics
- Minimum annual service fees will be backed by a standby letter of credit upon receipt of local regulatory approval nanox

Contracted deployments



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Current contracts for deals - 5,150 units (Pending local regulatory approval)

- Australia, New Zealand, Norway - 1,000 units
- Taiwan, Singapore - 500 units
- Italy - 500 units
- Spain - 420 units
- Russia - 500 units
- Belarus - 100 units
- South Africa - 500 units
- Brazil - 1,000 units
- Mexico and Guatemala – 630 units



Closed pre-sale agreements
In negotiations

Minimum annual service fees

Nanox current contracts require a minimum annual service fee backed by a standby letter of credit upon receipt of local regulatory approval and satisfaction of all conditions precedent under each agreement

Strategic Collaboration Agreement - 5,500 units

- USA - 3,000 units
- Korea, Vietnam - 2,500 units

- Units of contracted pre-sale deals, with experienced service providers, are expected to be delivered from H1 2021
- Deliveries are conditioned upon acceptance test approval and local regulatory clearance in each region
- Active pipeline of additional countries aiming to join initial wave of deployment nanox

Select Customer Profiles

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The Gateway Group

- One of Australia's largest independent product distributors including health, wellness, medical supplies and devices
- Provides a wide range of products to over 20,000 locations with representation of medical device companies such as BrainsWay and others
- **Entered into an initial 3-year contract to deploy 1,000 Nanox Systems, consisting of the Nanox.ARC and Nanox.CLOUD, across Australia, New Zealand and Norway[1]**
- **Anticipated $27 million[2] minimum annual service fees to Nanox**

[1] Subject to regulatory approval and customer acceptance test
[2] Assumes 7 scans/day x 23 days/month x at $14 per scan x 1,000 units deployed nanox

Select Customer Profiles

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SPI Medical, S.A. de C.V. (Mexico)

- SPI Medical, S. A. de C.V. is a distributor of specialty pharma products and medical devices, operating with global leaders such as Abbott, Merck, Bayer and Eli Lilly, and medical imaging systems from Phillips, GE, Siemens, Planmed and Toshiba.
- Distributes to both the public and private sectors in Mexico and Guatemala.
- **Entered into an initial 7-year MSaaS agreement to distribute 630 Nanox Systems across Mexico and Guatemala[1]**
- **Anticipated $17 million[2] minimum annual service fees to Nanox**

SPI MEDICAL, S.A.P.I. DE C.V.

[1] Subject to regulatory approval and customer acceptance test
[2] Assumes 7 scans/day x 23 days/month x at $14 per scan x 630 units deployed nanox

Select Customer Profiles

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Promedica Bioelectronics s.r.l. (Italy)

- Promedica Bioelectronics s.r.l. has over 25 years of experience representing diagnostic imaging vendors such as Fujifilm, Siemens Medical Systems and GE Healthcare
- Also manages commercial strategic activities for multinational companies for the marketing of systems with MR-guided Focused Ultrasound (InSightec) and robotic systems for interventional radiology procedures (iSYS)
- **Entered into an initial 4-year MSaaS agreement to distribute 500 Nanox Systems across Italy[1]**
- **Anticipated $13.5 million[2] minimum annual service fees to Nanox**

[1] Subject to regulatory approval and customer acceptance test

[2] Assumes 7 scans/day x 23 days/month x at $14 per scan x 500 units deployed nanox

Select Customer Profiles

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APR Tecnologia Salud (Spain and Portugal)

- A distributor of diagnostic imaging equipment across Spain and Portugal
- Offers a full-service integrated approach to its customers comprising both equipment and service
- Expertise across broad range of OEM diagnostic equipment: CT, MRI, Radiology and Ultrasound
- **Entered into a 5-year MSaaS agreement for deployment of 420 Nanox Systems in Spain[1]**
- **Anticipated $11.4 million[2] minimum annual service fees to Nanox**

PRIVATE HEALTHCARE COMPANIES

hm hospitales, quirónsalud, vithas cuidamos tu salud, HLA Grupo Hospitalario, affidea, Clínica Diagonal, Recoletas Red Hospitalaria, IC Instituto Castillo, Sanitas, FREMAP, ecma, Clínica Santa Elena, Maestranza, delfos Hospital, ribera salud grupo, CRM, Hospital Nuestra Señora del Rosario, HT HealthTime, Los Madroños Hospital

PUBLIC SECTOR HEALTHCARE

Hospital Universitario de Getafe, Hospital Central de la Cruz Roja San José y Santa Adela, Hospital Universitario del Henares, Unidad Central de Radiodiagnóstico, Hospital Universitario del Tajo, Hospital Universitario del Sureste, Hospital Universitario Santa Cristina, Hospital Universitario Ramón y Cajal, Hospital Universitario La Paz, Hospital Universitario Infanta Sofía, Hospital Universitario Infanta Leonor, Hospital Universitario Infanta Cristina, Hospital Regional Universitario Carlos Haya de Málaga, Servicio Andaluz de Salud Consejería de Salud, Hospital Universitario Virgen de la Victoria, Hospital Universitario Virgen Macarena, Hospital Universitario Virgen del Rocío, Hospital Virgen de Valme

[1] Subject to regulatory approval and customer acceptance test
[2] Assumes 7 scans/day x 23 days/month x at $14 per scan x 420 units deployed

USA

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Strategic collaboration with USARAD

- Over 250+ U.S. certified radiologists organization
- Providing online, remote radiology services across the U.S.
- 25% owned by Siemens Healthineers

USARAD.com RADIOLOGY-ON-DEMAND® SIEMENS Healthineers



- Working with one strategic partner for nationwide deployments instead of operating a large direct sales force
- Aiming to place 3,000 systems nationwide in the next 2 years
- Urgent care centers, primary care physicians, outpatient imaging centers, chiropractors, veterinarians and more
- Over 9,600 potential locations with unmet needs for medical imaging

Once cleared by the FDA we expect the Nanox.ARC imaging procedures will be covered by radiology CPT reimbursement codes

 Strategic Alliance with SK Telecom                          Collaboration with SK Telecom announced June 2020SK Telecom has made two investments in Nanox: $5 million (June 2019) $20 million (June 2020)SK Telecom CEO Park Jung-ho joined the Nanox Board of Directors in August 2020Collaboration aims to deploy 2,500 Nanox Systems to clinics in South Korea and VietnamNanox to work toward establishing a wholly-owned subsidiary in Korea to support production of its MEMs X-ray source and leverage SK Telecom’s expertise in semiconductors    OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   32

The Nanox infrastructure management platform

Increasing availability of medical imaging systems solves only half of the problem

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Purpose built proprietary radiology software platform streamlines operations and analytics

- Radiology diagnostics remain a significant bottleneck
- All Nanox.ARC systems will be connected to the Nanox.CLOUD
- A proprietary software platform designed to streamline the radiology diagnostics services and provide billing control

Nanox.ARC Nanox.CLOUD Radiology and AI services

 The Nanox.CLOUD    NANOX would transmit all imaging data to the cloud SaaS platform   The platform employs a matching engine to match scans to radiologists  Medical AI systems would provide first response and decision assistive information   Radiology specialists would provide diagnostics online  Hospitals and doctors would get real-time global  access     A central backbone of our imaging infrastructure that will provide the ability to scale with connectivity to robust services     Built ground-up with automation, privacy and security in mind Expected to be HIPPA and GDPR compliant Enables integration into medical systems via APIsFull administrative and billing services     OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   34

nanox

Global partnerships

Nanox's cloud-based service will enable medical imaging services globally through its partnerships

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- SUMMARY

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Strategic Partners

SK telecom	5G, MEMs manufacturing and APAC distribution
FUJI	Mammography OEM
FOXCONN	Manufacturing

AI Diagnostics

IMedis	Cancer detection
Brainomix®	Stroke
qure.ai	Chest & Head
CureMetrix	Mammography

Deployments

USARAD.com	United States
Golden Vine	Taiwan, Singapore
PROMEDICA BIOELECTRONICS	Italy
CLARITY medical solution; ROEL Group	Russia, Belarus
apr; the Gateway group; SK telecom	Australia, Spain, New Zealand, Norway, Korea Vietnam
LATAM Business Development Group	Brazil, S.Africa
	Mexica, Guatemala

 The team  A strong execution team with decades of relevant experience and proven track record of large-scale global projects, medical business expertise and bringing innovation to market        OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   36

 Advisory board   Professional and involved advisory board of physicians, radiologists, business veterans and global opinion leaders. The Nanox advisory board is an integral part of our think-tank for product roadmap and strategy.       OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   37

 Financial Snapshot      OVERVIEW EARLY DETECTION THE BARRIER BREAKING THROUGH THE TECH NANOX ARCOUR PLAN BUSINESS MODEL DEPLOYMENTSNANOX CLOUD TEAM SUMMARY   38  Pro-forma cash*  Approx. $244 mm  Debt  $0      Expected use of cash  Amount ($mm)  Manufacture of 15,000 Nanox.ARC units and investment in manufacturing capacities**  $144 - $194  The shipping, installation and deployment costs of the 15,000 Nanox Systems **  $18 - $30  Continued research and development of the Nanox.ARC, the development of the Nanox.CLOUD and for regulatory clearance in various regions  $5 - $9  The remaining funds, if any, to be used for research and development expenses, sales andmarketing expenses, general and administrative expenses and general corporate purposes.    * Cash and cash equivalents as of June 30, pro-forma for subsequent cross-over funding net proceeds, net IPO proceeds, including full exercise of the 15% underwriters’ overallotment option** To the extent the cost-per-unit of the Nanox.ARC is higher than we expected, we plan to reduce the number of units to be manufactured accordingly.

nanox

Key investment highlights

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OVERVIEW
EARLY DETECTION
THE BARRIER
BREAKING THROUGH
THE TECH
NANOX ARC
OUR PLAN
BUSINESS MODEL
DEPLOYMENTS
NANOX CLOUD
TEAM
SUMMARY

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Nanox is a global company building a disruptive medical imaging infrastructure for early detection preventive healthcare



We are well positioned to serve an untapped market representing a significant part of the world's population

- Revolutionary model to transform and grow the already large medical imaging market
- Unique patented technology innovation
- We expect our technology and imaging as a service model will allow us to sell systems into markets and sites that do not have imaging systems and where our traditional imaging competitors cannot play
- Transformative business model disrupts by no longer focusing on high cost capital equipment, but instead, into a recurring revenue service model with software-like gross margins
- Business model allows company to focus on a handful of key deployment partners like radiology groups in the US vs thousands of hospitals and imaging centers, with a small focused clinical support team
- Anticipated 510(k) regulatory path for the Nanox.ARC in US and well-known ROW regulatory paths
- No reimbursement hurdles expected and stable codes familiar to all physicians
- Significant positive economic impact on radiology groups and individual practices

- **Nanox has a first mover advantage**
- **Developed a novel digital X-Ray source**
- **Global strategic partnerships with industry leaders**
- **Exceptional execution team**
- **A strong business model with contracts for 5,150 units that include a minimum annual service fee backed by a standby letter of credit upon receipt of regulatory approval**

Thank you    40

   Presenters   Lydia Edwards   President Nanox USA  Ran Poliakine  Founder & CEO  Itzhak Maayan  CFO  IU Kim  President SK TelecomHK Office